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                            November 18, 2021

       Andrew McBride
       Chief Financial Officer
       Gores Metropoulos II, Inc.
       6260 Lookout Road
       Boulder, CO 80301

                                                        Re: Gores Metropoulos
II, Inc.
                                                            Amendment No. 4 to
Registration Statement on Form S-4
                                                            Filed October 29,
2021
                                                            File No. 333-257726

       Dear Mr. McBride:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 7, 2021 letter.

       Amendment No. 4 to Registration Statement on Form S-4 Filed October 29, 2021

       General

   1. Please revise your Summary and where appropriate to highlight the material differences in the terms and price of
securities issued at the time of the IPO as compared to the New
                                                        PIPE Investment at the
time of the business combination, as well as your Sponsor's
                                                        participation in the
New PIPE Investment. Please also revise to clarify any interplay between the Sponsor's
participation in the Existing PIPE, New PIPE, and Additional
                                                        Sponsor Commitment, as
well as the Share Surrender Agreement. Please also revise your discussion of Related
Agreements beginning on page 49 to compare the Sponsor's
                                                        participation in the
New PIPE Investment with its proportion of the Existing PIPE
                                                        Investment, as amended,
assuming that your Sponsor syndicates up to 4,000,000 of its
 Andrew McBride
FirstName LastNameAndrew
Gores Metropoulos  II, Inc. McBride
Comapany 18,
November  NameGores
              2021      Metropoulos II, Inc.
November
Page 2    18, 2021 Page 2
FirstName LastName
         shares under the Existing PIPE Investment, as you currently expect. Please also disclose the reason for the reduced aggregate amount of the New PIPE Investment and the
         Additional Sponsor Commitment, from the amount assumed by Moelis in its fairness opinion dated October 19, 2021, as well as the Sponsor's increased level of participation in the Existing PIPE Investment by virtue of the Existing Subscription Amendment.
2. We note your revisions related to the Delayed Draw Note Term Sheet between Sonder and certain PIPE Investors, which contemplates the sale of an aggregate of $220 million in principal amount of delayed draw subordinated secured notes, as well as the additional issuance of additional warrants to purchase up to 3,300,000 shares of the Post-
         Combination Company's Common Stock that may be issued "within three days of the closing of the Business Combination." We also note that Amendment No. 1 to the
         Agreement and Plan of Merger contemplates a delayed draw note purchase agreement or similar, as well as Sonder's intent to close the Delayed Draw Note Purchase Agreement in the fourth quarter of 2021. Please revise your Summary to disclose the material terms of the Delayed Draw Note Term Sheet, Notes, and Warrants. For example only, please disclose the manner in which the Delayed Draw Warrants may be exercised, as well as whether the trading price of the Post-Combination Company may impact the terms of any issuances of Common Stock underlying the Warrants and, if so, how. To the extent that the Delayed Draw Warrants may be issued "in any other amount" as your disclosure on pages 21, 121, 125 and 173 indicates, please revise to address the range of possibilities discussed or as currently contemplated by the parties, as well as how the terms of the
         Delayed Draw Notes and Warrants may interact when a definitive agreement is reached.
3. Please identify the "certain PIPE Investors" that are parties to the Delayed Draw Note
         Term Sheet, file the Term Sheet as an exhibit, and revise Background of the Business
         Combination beginning on page 173 to address negotiations over the Term Sheet.
4. We note the statement in the fee table that you assume all Rollover Options are exercised on a gross basis "as opposed to a net exercise basis, which is assumed elsewhere in this
         Registration Statement." Please revise to explain the reasons for assuming gross in some instances and net in others. In this regard, clarify why your estimated number of shares to be issued when exercised on a net exercise basis exceeds your estimated number of shares to be issued when exercised on a gross basis, and explain for us the exemption from registration available for the shares underlying the Rollover Options if exercised on a net exercise basis. Please also revise to summarize the material terms of the exercise of the
         Rollover Options in an appropriate section of your prospectus, including but not limited to the recycling of Rollover Options.
Summary
Interests of Certain Persons in the Business Combination
Interests of the Company Initial Stockholders..., page 62

5. We note your revisions related to the Existing PIPE Investment, New PIPE Investment,
         Additional Sponsor Commitment and Share Surrender Agreement. Please disclose the
 Andrew McBride
Gores Metropoulos II, Inc.
November 18, 2021
Page 3
         aggregate per share price your Sponsor will have paid for its total common stock in the
         Post-Combination Company, consistent with your expectation that 4,000,000 shares the
         Sponsor will purchase in the Existing PIPE Investment will be syndicated. Please also disclose the impact on the aggregate per share price paid by the Sponsor in the event that such shares are not syndicated.
The Business Combination
The Impact of the Business Combination on the Company's Public Float, page 169

6. We note your revisions related to ownership of the post-combination company under different redemptions scenarios. Please revise to disclose your Sponsor's aggregate ownership. It appears your Sponsor's total ownership includes securities disclosed across portions of four different rows in the table. Please also explain your presentation of Existing PIPE Investors and New PIPE Investors separately, rather than PIPE Investors collectively, as it appears the later would aid investor understanding of the Post-
         Combination Company's ownership. Please further revise your tabular disclosure of
         Additional Dilution Sources to include the Delayed Draw Warrants consistent with your disclosure that the Delayed Draw Warrants "could further diluter the ownership of stockholders in the Post-Combination Company."
Recommendation of our Board of Directors..., page 181

7. Please revise to address the extent to which the Board of Directors considered the growth projections and underlying assumptions to be reasonable given the decline in enterprise valuation.
Certain Financial Projections Provided to Our Board, page 195

8. We note the revisions related to the projections provided to your Board and Moelis, which were previously disclosed for the last three quarters of 2021 but are now disclosed for the fourth quarter of 2021. Please revise to clarify whether your projections for the fourth quarter of 2021 materially changed from those that were included in the last three quarters of 2021 and, if so, please revise to summarize these changes. In this regard we note that certain projections appear to have decreased in relative proportion to the shorter timeframe presented, while others reflect more pronounced changes. Please also include narrative disclosure summarizing any material differences between the projections previously provided to your Board and Moelis, and Sonder's actual results for any period disclosed. For example only, it appears that your Federal NOL Ending Balance is now estimated to be approximately $58 million more in all periods estimated than indicated by
FirstName LastNameAndrew McBride
       your previous estimates. Additionally, please revise pages 191, 200 or where appropriate
Comapany    NameGores
       to clarify        Metropoulos
                  the extent           II, Inc. projections were provided to
and considered by
                             to which updated
       Moelis.
November    18, 2021 Page 3
FirstName LastName
 Andrew McBride
FirstName LastNameAndrew
Gores Metropoulos  II, Inc. McBride
Comapany 18,
November  NameGores
              2021      Metropoulos II, Inc.
November
Page 4    18, 2021 Page 4
FirstName LastName
Material Assumptions Underlying the Financial Projections, page 199

9. We note that the Sonder projections assume revenue growth that far exceeds growth for the historical periods presented in the filing, which appears driven by corresponding growth projections for Sonder's Live Units & Contracted Units through 2025, while simultaneously increasing its forecasted Revenue per Available Room each year. Please revise your filing to provide more detailed disclosure of your growth assumptions, including the growth rates used, if applicable, as well as the reasons you believe these assumptions are reasonable. In this regard we note, for example, that Sonder's actual
         Revenue per Available Room decreased in 2019, the period presented in which its Live
         Units and Contracted Units grew at the fastest pace, as well as your disclosure on the availability of suitable properties in attractive markets and increased competition for such properties, indicating that such growth rates may not be sustainable over the next five years. Please also enhance your discussion of the process undertaken to formulate the projections and assumptions, the parties who participated in the preparation of these projections, and how they were used.
        You may contact William Demarest at (202) 551-3432 or Robert Telewicz at (202) 551-
3438 if you have questions regarding comments on the financial statements and related matters.
Please contact Christopher Dunham at (202) 551-3783 or James Lopez at (202) 551-3536 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Real
Estate & Construction
cc:      James R. Griffin, Esq.